UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Healthcare Capital Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
4228C200**
(CUSIP Number)

October 1, 2021***
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Reflects the CUSIP number for the Issuer’s Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant (the “Units”).

*** The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A Common Stock, par value $0.0001 per share on January 25, 2021 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner of each of Corbin ERISA Opportunity Fund, Ltd. and Corbin Opportunity Fund, L.P. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

CUSIP No. 4228C200	13G

1	NAMES OF REPORTING PERSONS
Atalaya Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
371,250

	6	SHARED VOTING POWER
1,113,750

	7	SOLE DISPOSITIVE POWER
371,250

	8	SHARED DISPOSITIVE POWER
1,113,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,485,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 4228C200	13G

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
742,500

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
742,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
742,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 4228C200	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,113,750

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,113,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,113,750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4,1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 4228C200	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 4228C200	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,113,750

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,113,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,113,750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 4228C200	13G

1	NAMES OF REPORTING PERSONS
Corbin Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
371,250

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
371,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
371,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Explanatory Note

The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A Common Stock, par value $0.0001 per share on January 25, 2021 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner of each of Corbin ERISA Opportunity Fund, Ltd. and Corbin Opportunity Fund, L.P. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

Item 1.(a) Name of Issuer

Healthcare Capital Corp.

Item 1.(b) Address of Issuer’s Principal Executive Offices

301 North Market Street, Suite 1414, Wilmington, DE 19801

Item 2.(a) Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Atalaya Capital Management LP (“ACM”);
(ii)	Corbin ERISA Opportunity Fund, Ltd. (“CEOF”);
(iii)	Corbin Capital Partners GP, LLC (“Corbin GP”);
(iv)	Corbin Capital Partners Group, LLC (“CCPG”);
(v)	Corbin Capital Partners, L.P. (“CCP”); and
(vi)	Corbin Opportunity Fund, L.P. (“COF”).

ACM serves as sub-advisor to CEOF and COF, and in such capacity, exercises discretionary investment authority over the Shares (as defined below) underlying Units held directly by CEOF and COF.

Item 2.(b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, Corbin GP, CCPG, CCP, and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2.(c) Citizenship

Each of ACM, CCP and COF is a Delaware limited partnership. CEOF is a Cayman Islands exempted company. Each of Corbin GP and CCPG is a Delaware limited liability company.
Item 2.(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2.(e) CUSIP Number

4228C200

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 1,485,000 Shares underlying Units, which amount includes (i) the 742,500 Shares underlying Units beneficially owned by CEOF, and (ii) the 371,250 Shares underlying Units beneficially owned by COF. Each of Corbin GP and CCP may be deemed the beneficial owner of 1,113,750 Shares underlying Units. As of October 1, 2021, CCPG ceased to beneficially own any Shares.

Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 5.4% of Shares outstanding, which amount includes (i) the 2.7% of Shares outstanding beneficially owned by CEOF, and (ii) the 1.4% of Shares outstanding beneficially owned by COF. Each of Corbin GP and CCP may be deemed the beneficial owner of approximately 4.1% of Shares outstanding. (These percentages are based on 27,500,000 Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.)

Item 4(c). Number of shares as to which such person has:

ACM:
(i) Sole power to vote or to direct the vote: 371,250
(ii) Shared power to vote or to direct the vote: 1,113,750
(iii) Sole power to dispose or to direct the disposition of: 371,250
(iv) Shared power to dispose or to direct the disposition of: 1,113,750

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 742,500
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 742,500

Corbin GP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,113,750
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,113,750

CCPG:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,113,750
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,113,750

COF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 371,250
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 371,250

Item 5.  Ownership of Five Percent or Less of a Class

As of October 1, 2021, CCPG ceased to beneficially own any Shares and this Amendment No. 1 serves as an exit filing for CCPG.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group

ACM, CEOF, Corbin GP, CCP, and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 1,485,000 Shares. CEOF, Corbin GP and CCP disclaim beneficial ownership over the Shares held directly by ACM.

Item 9.  Notice of Dissolution of Group

As of October 1, 2021, CCPG ceased to beneficially own any Shares and, as of that date, ceased to be a member of a group with the other Reporting Persons with respect to the Issuer’s Shares.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2021

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By:	Corbin Capital Partners, L.P.
Its:	Investment Manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Opportunity Fund, Ltd.
By:	Corbin Capital Partners, L.P.
Its:	Investment Manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

JOINT FILING AGREEMENT

 The undersigned hereby agree that this Amendment No. 1 to the statement on Schedule 13G with respect to shares of Class A Common Stock, par value $0.0001 of Healthcare Capital Corp. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 14, 2021

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By:	Corbin Capital Partners, L.P.
Its:	Investment Manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Opportunity Fund, Ltd.
By:	Corbin Capital Partners, L.P.
Its:	Investment Manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel